Exhibit 99.17

Dated 14 July, 2023

ADDENDUM NO. 1 to Bare Boat Charter Party

Between SEVEN SHIPPING S.A. and Talia ShiptradeS.A.

Dated 11th October, 2018 (the “BBC”)

IT IS THIS DAY MUTUALLY AGREED between SEVEN SHIPPING S.A. as Owners and Talia ShiptradeS.A. as Charterers as follows. Save as hereby supplemented, the BBC rem ains fully valid and binding.

This ADDENDUM NO. 1 is supplemental to and amends the BBC, and forms an integral part thereof. Unless otherwise defined herein terms and expressions used in this ADDENDUM NO.1 shall have the same meanings as used in the BBC.

1	Notwithstanding Clause 36 (ii) in the BBC, the said loan outstanding for interest portion shall be changed as follows.

((1.8%+0.11448%) + one (1) month CME TERM SOFR as applicable for the month in respect of which such Monthly Variable Hire is to be calculated)

Applicable One (1) month CME TERM SOFR to be confirmed 3 Banking days prior to the end of every month falling immediately the due date for Charter Hire of the calendar month. The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least three (3) Banking Days before that due date.

2	All other terms, conditions remain in full force and effect.

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 39th hire with the interest period of 15 July, 2023 through 15 August, 2023.

This ADDENDUM NO. 1 shall be governed by English law as is the Charter Party.

For and on behalf of the Owners:	For and on behalf of the Charterers:
SEVEN SHIPPING S.A.	Talia ShiptradeS.A.

/s/ Kenso Matsumura	/s/ Georgios Panagakis
By :	By :
Title :	Title :